SECURITIES AND EXCHANGE COMMISSION
	                     Washington, D.C. 20549

 	                         SCHEDULE 13D

	             Under the Securities Exchange Act of 1934
	                 (Amendment No. ___________)*

	                           SBE, Inc.
              		  	      (Name of Issuer)

 	                         Common Stock
	                 (Title of Class of Securities)

 	                          783873201
	                        (CUSIP Number)

 	                     William B. Heye, Jr
                            SBE, Inc.
                     4550 Norris Canyon Road
                       San Ramon, CA 94583
                         (510) 355-2000
	     (Name, Address and Telephone Number of Person Authorized
 	            to Receive Notices and Communications)

	                       December 31, 1997
	      (Date of Event which Requires Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box --.

	NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                	(Continued on following page(s))

                        	Page 1 of 3 pages


CUSIP No. 783873201	              13D	                        Page 2 of 3 Pages


  (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

	William B. Heye, Jr.

  (2) Check the Appropriate Box if a Member of a Group
	(a) --
	(b) --

  (3) SEC Use Only

  (4) Source of Funds

	PF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e)   --

  (6) Citizenship or Place or Organization

	United States

 Number of Shares			                 	(7) Sole Voting	149,685(5.3%) (includes
 Beneficially Owned				                       	Power: 146,900 shares subject
 By Each Reporting					                              	to options exercisable
 Person With						                                   	within 60 days after
                                                      December 31, 1997

					                                	(8) Shared Voting
                                          							Power:		- 0 -

				                                		(9) Sole Dispositive	149,685 (5.3%)
                                             				Power: (includes 46,900
                                                        shares subject to
                                               									options exercisable
                                               									within 60 days after
                                               									December 31, 1997

                               						(10) Shared Dispositive
                                          							Power:		- 0 -

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
	149,685 (includes 146,900 shares subject to options exercisable within 60 days
 after	December 31, 1997)
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares --
  (13) Percent of Class Represented by Amount in Row (11)
	5.3%
  (14) Type of Reporting person
	IN


ITEM 1. SECURITY AND ISSUER

Common Stock
SBE, Inc.
4550 Norris Canyon Road
San Ramon, CA 94583

ITEM 2. IDENTITY AND BACKGROUND

William B. Heye, Jr.
Chief Executive Officer
SBE, Inc.
4550 Norris Canyon Road
San Ramon, CA 94583

Mr. Heye has not been convicted in any criminal proceeding or been subject to any judgment, decree or final order of the type enumerated in Item 2.c or 2.d of
Schedule 13D.  Mr. Heye is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

149,685, 5.3% (includes 146,900 shares subject to options exercisable within 60 days after December 31, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.



	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          						   February 12, 1998
                                 							(Date)


                                						(Signature)

	                          					   William B. Heye, Jr.